August 14, 2018

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                            Yamana Gold Inc.

Form 40-F for Fiscal Year Ended December 31, 2017

Filed March 29, 2018

File No. 001-31880

Dear Mr. Decker:

On behalf of our client, Yamana Gold Inc. (the “Company”), reference is made to your letter dated August 13, 2018 regarding the above-captioned Form 40-F.  As discussed by telephone earlier today, the Company will provide its response to your letter by September 11, 2018.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at 416-504-0525.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:                                James Giugliano

Linda Cvrkel

Securities and Exchange Commission

Sofia Tsakos

Yamana Gold Inc.